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                                                                       EXHIBIT 7


                                                                    July 8, 1997

[KERR LOGO]

Kerr Group, Inc.
500 New Holland Avenue
Lancaster, PA 17602

To Our Stockholders:

    We are pleased to inform you that on July 1, 1997, Kerr Group, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Fremont Acquisition Company, LLC ("Fremont") and Kerr Acquisition Corporation, a wholly owned subsidiary of Fremont (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.50 per share ("Common Stock"), and all of the outstanding $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $0.50 per share ("Preferred Stock" and, together with the Common Stock, the "Shares"), for a cash price of $5.40 per Share of Common Stock and $12.50 per Share of Preferred Stock. The Offer is conditioned upon, among other things, the tender of at least 51% of the Common Stock outstanding on a fully diluted basis. The Merger Agreement provides that following consummation of the Offer, the Purchaser will be merged (the "Merger") with and into the Company and those Shares that are not acquired in the Offer will be converted into the right to receive $5.40 per share of Common Stock in cash and $12.50 per share of Preferred Stock in cash.

    The Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of both the Common Stock and the Preferred Stock, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, CIBC Wood Gundy Securities Corp. ("CIBC"), to the effect that the consideration to be received by the holders of the Common Stock, on one hand, and the Preferred Stock, on the other hand, is fair from a financial point of view. A copy of CIBC's written opinion, which sets forth the assumptions made, limited procedures followed and matters considered in, and the limitations on, the review by CIBC in rendering its opinion is attached to the
Schedule 14D-9 as Schedule I.

    The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ D. Gordon Strickland

                                          D. Gordon Strickland
                                          President and Chief Executive Officer